SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

JASON INDUSTRIES, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

471172106

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 471172106

1.	Names of Reporting Persons Alex Mitchell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,674,101
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,674,101
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,674,101
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 11.2%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 471172106

1.	Names of Reporting Persons Scopus Capital, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,674,101
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,674,101
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,674,101
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 11.2%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 471172106

1.	Names of Reporting Persons Scopus Asset Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,674,101
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,674,101
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,674,101
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 11.2%
12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 471172106

1.	Names of Reporting Persons Scopus Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,621,814
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,621,814
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,621,814
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 471172106

1.	Names of Reporting Persons Scopus Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 256,796
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 256,796
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 256,796
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.1%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 471172106

1.	Names of Reporting Persons Scopus Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,115,740
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,115,740
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,115,740
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.9%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 471172106

1.	Names of Reporting Persons Scopus Vista Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 249,278
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 249,278
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 249,278
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.1%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 471172106

1.	Names of Reporting Persons Scopus Fund Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 983,680
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 983,680
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 983,680
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.3%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 471172106

1.	Names of Reporting Persons Scopus Vista Fund Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 68,607
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 68,607
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,607
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.3%
12.	Type of Reporting Person (See Instructions) CO

Item 1.

(a)	Name of Issuer:
Jason Industries, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: 411 East Wisconsin Avenue Suite 2100 Milwaukee, Wisconsin 53202

Item 2.

(a)

Name of Person Filing:

This statement is filed by Mr. Alex Mitchell; Scopus Capital, Inc. (“SCI”); Scopus Asset Management, L.P. (“SAMLP”); Scopus Advisors, LLC (“SALLC”); Scopus Partners, L.P. (“SPLP”); Scopus Partners II, L.P. (“SPIILP”); Scopus Vista Partners, L.P. (“SVPLP”); Scopus Fund Ltd. (“SFL”); and Scopus Vista Fund Ltd. (“SVFL,” and together with Mr. Mitchell, SCI, SAMLP, SALLC, SPLP, SPIILP, SVPLP and SFL, the “Reporting Persons”).

(b)	Address of Principal Business Office or, if none, Residence: For each Reporting Person: 623 Fifth Avenue, 31st Floor New York, New York 10022

(c)	Citizenship: For each Reporting Person other than Mr. Mitchell, SFL and SVFL, Delaware. For Mr. Mitchell, United States of America For SFL and SVFL, British Virgin Islands.

(d)	Title of Class of Securities: Common Stock, $0.0001 par value per share (“Common Stock”)

(e)	CUSIP Number: 471172106

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Statement.

The percent of class represented by the amount beneficially owned by each Reporting Person is based on 22,189,336 shares of Common Stock outstanding as of October 28, 2015, as indicated by the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 30, 2015.

The beneficial ownership of SPLP consists of 99,089 shares of Common Stock directly held and 157,707 shares of

Common Stock underlying warrants. The beneficial ownership of SPIILP consists of 409,929 shares of Common Stock directly held and 705,811 shares of Common Stock underlying warrants. The beneficial ownership of SVPLP consists of 87,817 shares of Common Stock directly held and 161,461 shares of Common Stock underlying warrants. The beneficial ownership of SFL consists of 376,822 shares of Common Stock directly held and 606,858 shares of Common Stock underlying warrants. The beneficial ownership of SVFL consists of 26,243 shares of Common Stock directly held and 42,364 shares of Common Stock underlying warrants.

SALLC is the general partner of each of SPLP, SPIILP and SVPLP and is deemed to have beneficial ownership of the Common Stock beneficially owned by each such entity. SAMLP is the investment advisor to each of SPLP, SPIILP, SVPLP, SFL and SVFL and is deemed to have beneficial ownership of the Common Stock beneficially owned by each such entity. SCI is the general partner of SAMLP and is deemed to have beneficial ownership of the Common Stock beneficially owned by SAMLP. Mr. Mitchell holds 100% of the ownership interest in each of SALLC and SCI and is deemed to have beneficial ownership of the Common Stock beneficially owned by each such entity.

The beneficial ownership amounts disclosed above is as of the filing date of this Amendment No. 1 to the Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

SPLP, SPIILP, SVPLP, SFL and SVFL, as the entities that directly hold the shares of Common Stock, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported as beneficially owned by Mr. Mitchell, SCI, SAMLP and SALLC.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 12, 2016

ALEX MITCHELL		SCOPUS CAPITAL, INC.

/s/ Daniel Fried, attorney-in-fact		By:	/s/ Daniel Fried
Name: Daniel Fried
Title: Attorney-in-Fact

SCOPUS ASSET MANAGEMENT, L.P.		SCOPUS ADVISORS, LLC
By: Scopus Capital, Inc., its General Partner

By:	/s/ Daniel Fried	By:	/s/ Daniel Fried
Name: Daniel Fried		Name: Daniel Fried
Title: Attorney-in-Fact		Title: Attorney-in-Fact

SCOPUS PARTNERS, L.P.		SCOPUS PARTNERS II, L.P.
By: Scopus Advisors, LLC, its General Partner		By: Scopus Advisors, LLC, its General Partner

By:	/s/ Daniel Fried	By:	/s/ Daniel Fried
Name: Daniel Fried		Name: Daniel Fried
Title: Attorney-in-Fact		Title: Attorney-in-Fact

SCOPUS VISTA PARTNERS, L.P.		SCOPUS FUND LTD.
By: Scopus Advisors, LLC, its General Partner

By:	/s/ Daniel Fried	By:	/s/ Daniel Fried
Name: Daniel Fried		Name: Daniel Fried
Title: Attorney-in-Fact		Title: Attorney-in-Fact

SCOPUS VISTA FUND LTD.

By:	/s/ Daniel Fried
Name: Daniel Fried
Title: Attorney-in-Fact